STATEMENT OF

POLICY PROHIBITING INSIDER TRADING

FOR SALARIED EMPLOYEES (excluding Store Managers)/HOME OFFICE EMPLOYEES/

BOARD OF DIRECTORS

Ladies and Gentlemen:

Because Zumiez Inc. (the “Company”) is a corporation that has its stock traded in the public market, there are certain important restrictions and limitations that are imposed on you under the U.S. Federal securities laws no matter where you are located in the world. Any violation of these restrictions may subject the Company and you to serious criminal and civil liabilities and sanctions, including up to $5 million in criminal fines, up to 20 years in jail and civil penalties up to three times the illegal profit gained, or loss avoided. In addition to governmental fines and other sanctions, private actions brought by “professional plaintiffs” against public companies and their insiders have become quite common and can involve substantial costs, both monetary and in terms of time, even if the claim ultimately is dismissed. Equally important, any appearance in the market of impropriety on the part of the Company or its insiders could impair investor confidence in the Company and severely damage the Company’s reputation and business relationships. Also, failure to comply with this policy may also subject employees to company-imposed disciplinary action up to and including dismissal for cause. Accordingly, considerable care should be taken to avoid even inadvertent violations. Therefore, the following policy statement has been adopted by the Company’s Audit Committee and applies to all of the Company’s salaried employees (excluding store managers), home office employees, including senior management, the executive officers and the Board of Directors.

This policy statement applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities (collectively referred to as “Family Members”). If you are responsible for the transactions of these other persons, you should make them aware of the need to confer with you before they trade in the Company’s securities and you should treat all such transactions for the purposes of this policy statement and applicable securities laws as if the transactions were for your own account. This policy statement does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Prohibition against trading on or disclosing inside information. Except as otherwise provided in this policy, it is the Company’s policy that you and your Family Members are strictly prohibited from buying or selling or otherwise transferring (including the making of gifts) the Company’s securities except during the period (“window period”) commencing on the second business day following the public announcement of the Company’s quarterly or annual earnings and ending on the day four weeks thereafter. The exception to the foregoing is (i) the window period in March which will generally begin on the second Monday following the Company’s fourth quarter earnings and February sales release; and (ii) the window period in December which will last for only two weeks rather than four weeks.

In addition, except as otherwise provided in this policy, you and any of your Family Members are prohibited from buying or selling or otherwise transferring the Company’s securities, even within the window period, if you are aware of any material information relating to the Company which has not yet been made available to the public by press release or otherwise for at least one full business day after the public release of such information. This policy also applies to material nonpublic information relating to any other company obtained in the course of your employment by the Company. You are also prohibited from directly or indirectly disclosing such information to any other person so that they may trade in the Company’s securities.

If you are a Section 16 filer, which at Zumiez is an executive officer or a member of the Board of Directors, a list can be found at http://ir.zumiez.com/governance/board-and-management, in order to minimize the risk of an inadvertent violation of the foregoing policy, it is the Company’s policy that you must contact

As adopted by the Audit Committee March 7, 2023

our Chief Legal Officer (“CLO”), before you or a Family Member buys or sells any of the Company’s securities, even if it is within the window period.

Absent approval from the CLO, we ask that all employees who are covered under this policy retain all shares of the Company’s stock (including shares, options, stock acquired in the open market or directly from the Company or through our ESPP) and make any transaction with respect to the Company’s stock, through the Company’s current equity plan service provider. Please be aware that the Company may refuse to permit any transaction if it determines that there are pending corporate developments that could give rise to a claim of insider trading. The Company may decide to consult with legal counsel before responding to your request.

You should assume that any information, positive or negative, which might affect the Company’s stock price or otherwise might be of significance to an investor in determining whether to purchase, sell or hold the Company’s securities would be “material.” Examples include information contained in forecasts or budgets applicable to the Company generally, a potential acquisition of another business, total and comparable store sales, earnings reports that have not been publicly announced, projections of future earnings, or other earnings-related guidance, other internal financial information which departs in any way from market expectations, a potential new contract (or loss of an existing contract) or an important financing transaction. This list is merely illustrative and is not meant to be all inclusive.

Confidentiality. Serious problems could arise for the Company and you as a result of any unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s securities. It is the Company’s policy that you should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of your regular employment duties. Similarly, you should not discuss the Company’s affairs in public or quasi-public areas where your conversation may be overheard (e.g., restaurants, restrooms, elevators, etc.). This prohibition also applies to inquiries about the Company which may be made by the financial press, investment analysts or so-called expert consulting firms or expert network outfits who engage employees of companies who are “moonlighting” by providing inside information to hedge funds or others in the financial community. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquirer directly to the CLO or the CFO.

Margin Accounts and Pledges. Company securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in the Company’s securities, you and your Family Members are prohibited from holding the Company’s securities in a margin account or pledging Company securities as collateral for a loan.

Exception for Approved Rule 10b5-1 Plans. Trades by covered persons in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. The Company requires that all Rule 10b5-1 plans be approved in writing in advance by the CLO and meet the further requirements set forth below.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 plan. A

As adopted by the Audit Committee March 7, 2023

person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plans during any 12-month period. Directors and officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan. Rule 10b5-1 Plans are also subject to any requirements or conditions that the Company’s current equity plan service provider may have in place.

Derivative Securities and Hedging Activities. These securities and activities may put your personal interests and objectives in conflict with the best interests of the Company and its shareholders. Accordingly, individuals who are subject to this policy (including Family Members), may not purchase, sell and trade-in options, warrants, puts and calls, or similar instruments, or engage in derivative securities involving or relating to the Company’s securities. In addition, hedging or monetization transactions such as zero-cost collars and forward sale contracts that allow a person to lock in a portion of the value of his or her shares, often in exchange for all or part of the potential for upside appreciation in the shares, are prohibited.

No Short Sales. No Section 16 filer shall engage in a short sale or take an equivalent position in the Company’s securities. Furthermore, the U.S. Federal securities laws prohibit Section 16 filers from engaging in short sales. A short sale is a sale of securities not owned by the seller, or if owned, not delivered against such sale within 20 days thereafter (a “short against the box”). Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale.

Short-Term Trading. A Section 16 filer who purchases the Company’s securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

If you have any doubts as to your responsibilities under this policy statement, seek clarification and guidance from the CLO or the CFO before you act. Do not try to resolve uncertainties on your own.

The Company expects strict compliance with this policy. Although this policy statement is expressly not intended to result in the imposition of additional legal liabilities that would not otherwise exist, failure to observe these procedures will be considered a matter of extreme seriousness.

As adopted by the Audit Committee March 7, 2023